Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Colony Capital, Inc. (formerly Colony Financial, Inc.) for the registration of Class A common stock, preferred stock, depositary shares, warrants and rights and to the incorporation by reference therein of our reports dated February 27, 2015 with respect to the consolidated financial statements and schedules of Colony Capital, Inc. for the year ended December 31, 2014 and the effectiveness of internal control over financial reporting of Colony Capital, Inc. as of December 31, 2014, included in its Annual Report (Form 10-K), as amended, for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

April 2, 2015